December 17, 2024

Rodrigo Tostes Solon de Pontes
Chief Financial and Investor Relations Officer
Light S.A.
Avenida Marechal Floriano, 168, Centro
Rio de Janeiro, RJ 20080-002
Brazil

        Re: Light S.A.
            Application for Qualification of Indenture Under the Trust Indenture Act of
            1939 on Form T-3
            Filed December 9, 2024
            File No. 022-29120
Dear Rodrigo Tostes Solon de Pontes:

       This is to advise you that we have not reviewed and will not review your application.

       Please refer to Rule 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   John Guzman